Filed Pursuant to Rule 433

Registration No. 333-126811

iPathSM Exchange Traded Notes (ETNs)

Medium-Term Notes issued by Barclays Bank PLC

	Note Tickers	Intraday Indicative Value Ticker	Bloomberg Index Ticker

iPathSM GSCI® Total Return Index ETN	GSP	GSP.IV	GSCITR

iPathSM Dow Jones AIG Commodity Index Total ReturnSM ETN	DJP	DJP.IV	DJAIGTR

iPathSM Goldman Sachs Crude Oil Total Return Index ETN*	OIL	OIL.IV	GSCLTR

*	Barclays has applied to list the iPathSM Goldman Sachs Crude Oil Total Return Index ETN on the New York Stock Exchange under the ticker symbol OIL. This ETN has not been listed and is not yet available for investing.

Primary Listing: New York Stock Exchange.

Authorized Participants (“APs”): All Broker/Dealers who are members of the NASD.

Term of Notes: 30 years

Early Redemption (“Redemptions”): At least 50,000 units on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

•	Early Redemption: Subject to the notification requirements described in the prospectus, you may redeem your Securities on any Redemption Date during the term of the Securities. If you redeem your Securities, you will receive a cash payment in an amount equal to the Weekly Redemption Value, which is the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date. You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.

•	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 Securities.

Placements (“Creations”): Securities may be placed on a daily basis in blocks of at least 50,000 securities through Barclays Capital Inc., an affiliate and agent of the issuer, Barclays Bank PLC. Contact Barclays Capital for further information.

Valuation Date: Generally each Thursday during the term of the iPath ETN, or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days. Redemption Date: A Redemption Date is the third business day following a Valuation Date.

Redemption Value: The principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee1 on the applicable Valuation Date.

[1]	The investor fee for the iPath ETNs referenced herein is equal to 0.75% per year times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Early Redemption Mechanics: In order to redeem your Securities on a Redemption Date, you must deliver a notice of redemption to Barclays Capital Inc. (“Barclays Capital”) via email by no later than 11:00 a.m. New York time on the business day prior to the applicable Valuation Date and follow the procedures set forth in the applicable prospectus and summarized in part below.

Order timeline for redemptions:

•	Deliver a Notice of Redemption (Notice of Redemption form attached) to Barclays Capital via email no later than 11:00 a.m. New York time on the business day prior to the applicable Valuation Date. A confirmation of redemption will be sent to you by the issuer or by Barclays Capital.

•	Sign the Confirmation of Redemption Form and fax to 212-412-1232 before 4:00 p.m. New York time on the same day. The issuer or Barclays Capital must acknowledge receipt in order for the confirmation to be effective.

•	Instruct your DTC custodian to book a delivery vs. payment trade with respect to your Securities on the Valuation Date at a price equal to the applicable Weekly Redemption Value, facing Barclays Capital DTC 5101; and

•	Cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York time on the applicable Redemption Date (the third business day following the Valuation Date).

Contact Barclays Capital for Placements/Early Redemptions: (contacts attached below)

Coupon: There will be no interest during the term of the Securities.

Indicative Value: An intraday “indicative value” meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor under the respective ticker symbols listed above. In connection with iPath ETNs, the term “indicative value” refers to the value at a given time determined based on the following equation:

Indicative Value = Principal Amount per Security X (Current Index Level / Initial Index Level) – Current Investor Fee

where:

Principal Amount per Security = $50

Current Index Level = The most recent published level of the index underlying your iPath ETN as reported by the relevant index sponsor

Initial Index Level = The level of the relevant index on the inception date.

Current Investor Fee = The most recent daily calculation of the investor fee with respect to an iPath ETN, determined as described above (which, during any trading day, will be the investor fee determined on the preceding calendar day). The indicative value calculation is provided for reference purposes only.2

Value at Maturity: holders of iPath Securities will receive cash payment at maturity equal to principal amount of the Securities multiplied by the index factor minus the investor fee.

[2]	The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the iPath ETNs, nor do they reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Published index levels from the sponsors of the indices underlying each iPath ETN may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of each iPath ETN. Index levels provided by the sponsors of the indices underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying commodities markets. For this reason and others, the actual trading price of the iPath ETN may be different from their indicative value.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

GSCI ® TOTAL RETURN INDEX

The GSCI® Total Return Index reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the Goldman Sachs Commodity Index (“GSCI®”), plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The GSCI® Index is a production-weighted index of the prices of a diversified basket of 24 futures contracts on physical commodities traded on trading facilities in major industrialized countries.

You may obtain more information about the GSCI® at http://www.gs.com/gsci/

CONTRACTS INCLUDED IN THE GSCI® TOTAL RETURN INDEX FOR 2006

Commodity	Ticker	# of contracts as of 1/6/06*	Contact Close (see after hours sessions below)	Trading Facility	Sector
Cocoa	CC	1.40	11:50AM EST	NYBOT - CSC	Agriculture
Coffee “C”	KC	1.85	12:30PM EST	NYBOT - CSC	Agriculture
Corn	C	20.98	1:15PM CST	CBT	Agriculture
Cotton #2	CT	3.65	2:15PM EST	NYC	Agriculture
Soybeans	S	5.40	1:15PM CST	CBT	Agriculture
Sugar #11	SB	11.65	12:00PM EST	NYBOT - CSC	Agriculture
Wheat - Chicago	W	14.09	1:15PM CST	CBT	Agriculture
Wheat - Kansas	KW	4.85	1:15PM CST	KBT	Agriculture

Natural Gas	NG	12.60	2:30PM EST	NYM	Energy
Oil - Brent Crude Oil	LCO	24.41	22:00 London	IPE	Energy
Oil - Gasoil	LGO	8.54	22:00 London	IPE	Energy
Oil - No. 2 Heating Oil, NY	HO	11.67	2:30PM EST	NYM	Energy
Oil - Unleaded Reg Gas, NY	HU	11.33	2:30PM EST	NYM	Energy
Oil - WTI Crude Oil	CL	51.54	2:30PM EST	NYM	Energy

Copper - Grade A	IC	2.63	17:00 London	LME	Industrial Metals
High Grade Primary Aluminum	IA	5.65	17:00 London	LME	Industrial Metals
Primary Nickel	IN	0.81	16:55 London	LME	Industrial Metals
Special High Grade Zinc	IZ	1.57	16:55 London	LME	Industrial Metals
Standard Lead	IL	1.13	16:50 London	LME	Industrial Metals

Cattle - Feeder	FC	1.35	1:00PM CST	CME	Livestock
Cattle - Live	LC	7.69	1:00PM CST	CME	Livestock
Lean Hogs	LH	6.41	1:00PM CST	CME	Livestock

Gold	GC	3.63	1:30PM EST	CMX	Precious Metals
Silver	SI	0.51	1:25PM EST	CMX	Precious Metals

* # of contracts based on a normalizing constant of 5689.593 and serves as the hedge for 100 CME GSCI contracts. The CME GSCI contract size is $250 times the Goldman Sachs Commodity Price Index. http://www.cme.com/trading/prd/overview_GI724.html

As of January 2006. Source: Goldman Sachs. NYM-NYMEX Division New York Mercantile Exchange, IPE – International Petroleum Exchange, CBT – Chicago Board of Trade, CME – Chicago Mercantile Exchange, LME – London Mercantile Exchange, CMX – COMEX Division – New York Mercantile Exchange, NYC – New York Cotton Exchange (Division of NYBOT), KBT – Kansas City Board of Trade, CSC – Coffee, Sugar and Cocoa Exchange (Division of NYBOT).

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

DOW JONES-AIG COMMODITY INDEX TOTAL RETURNSM

The Dow Jones–AIG Commodity Index Total ReturnSM was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Index was created using the following four main principles: economic significance (as measured by liquidity data and dollar-weighted production data of a particular commodity), diversification, continuity, and liquidity. The Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities.

You may obtain more information about the Dow Jones–AIG Commodity Index at http://djindexes.com

CONTRACTS INCLUDED IN THE DOW JONES–AIG COMMODITY INDEX TOTAL RETURNSM FOR 2006

Commodity	Ticker	# of contracts as of 2006*	Contact Close (see after hours sessions below)	Trading Facility	Sector
Coffee “C”	KC	4.10	12:30PM EST	NYBOT - CSC	Agriculture
Corn	C	34.40	1:15PM CST	CBT	Agriculture
Cotton #2	CT	7.21	2:15PM EST	NYBOT - NYC	Agriculture
Soybeans	S	15.95	1:15PM CST	CBT	Agriculture
Soybean Oil	BO	12.58	1:15PM CST	CBT	Agriculture
Sugar #11	SB	11.17	12:00PM EST	NYBOT - CSC	Agriculture
Wheat - Chicago	W	18.11	1:15PM CST	CBT	Agriculture
Natural Gas	NG	7.93	2:30PM EST	NYM	Energy
Oil - No. 2 Heating Oil, NY	HO	3.15	2:30PM EST	NYM	Energy
Reformulated Gasoline Blendstock	RB	3.28	2:30PM EST	NYM	Energy
Oil - WTI Crude Oil	CL	12.35	2:30PM EST	NYM	Energy
Copper	HG	7.08	17:00 London	LME	Industrial Metals
High Grade Primary Aluminum	IA	7.45	17:00 London	LME	Industrial Metals
Primary Nickel	IN	1.94	16:55 London	LME	Industrial Metals
Special High Grade Zinc	IZ	3.45	16:55 London	LME	Industrial Metals
Cattle - Live	LC	9.95	1:00PM CST	CME	Livestock
Lean Hogs	LH	10.59	1:00PM CST	CME	Livestock
Gold	GC	7.21	1:30PM EST	CMX	Precious Metals
Silver	SI	2.74	1:25PM EST	CMX	Precious Metals

* # of contracts serves as the hedge for 100 CBOT DJ-AIGCI Futures contracts. The CBOT DJ AIG contract is $100 times the Dow Jones-AIG Futures Price Index. Once fixed, as of the close on the fourth business day of the year, the DJ-AIGCI futures hedge ratios remain constant throughout the year. http://cbot.com/cbot/pub/cont_detail/0,3206,1568+35700,00.html

As of January 2006. Source: AIG. NYM-NYMEX Division New York Mercantile Exchange, IPE – International Petroleum Exchange, CBT – Chicago Board of Trade, CME – Chicago Mercantile Exchange, LME – London Mercantile Exchange, CMX – COMEX Division – New York Mercantile Exchange, NYC – New York Cotton Exchange (Division of NYBOT), KBT – Kansas City Board of Trade, CSC – Coffee, Sugar and Cocoa Exchange (Division of NYBOT).

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Goldman Sachs Crude Oil Total Return Index

The Index is a subindex of the Goldman Sachs Commodity Index and reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the relevant components of the Index (which currently includes only the WTI crude oil futures contract traded on the New York Mercantile Exchange) plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The 2006 reference price dollar weighting of WTI crude oil contract in the Goldman Sachs Commodity Index was 30.05%.

You may obtain more information about the Goldman Sachs Crude Oil Total Return Index at http://www.gs.com/gsci/

CONTRACTS INCLUDED IN THE GOLDMAN SACHS CRUDE OIL TOTAL RETURN INDEX FOR 2006

Commodity	Ticker	# of contracts as of 2006*	Contact Close (see after hours sessions below)	Trading Facility	Sector

Oil - WTI Crude Oil	CL	100	2:30PM EST	NYM	Energy

As of January 2006. Source: Goldman Sachs. NYM-NYMEX Division New York Mercantile Exchange

After Hours Trading Session Information

NYBOT – CSC: The New York Board of Trade is a designated marketplace for Futures and Options on Futures Contracts on a variety of food, fiber and financial products.

CME – 12:00PM CST indicate close on last day of trading (Central Time). RTH = REGULAR TRADING HOURS

COMEX Gold – After-hours electronic trading begins at 2:00 PM on Mondays through Fridays and concludes at 8:00 AM the following day, with the exception of Friday’s session which concludes at 4:30 PM that same day. On Sundays, the session begins at 7:00 PM and concludes at 8:00 AM the following day.

Silver – After-hours electronic trading begins at 2:00 PM on Mondays through Fridays and concludes at 8:00 AM the following day, with the exception of Friday’s session which concludes at 4:30 PM that same day. On Sundays, the session begins at 7:00 PM and concludes at 8:00 AM the following day.

NYMEX – After hours futures trading is conducted via the NYMEX ACCESS® internet-based trading platform beginning at 3:15 PM on Mondays through Thursdays and concluding at 9:50 AM the following day. On Sundays, the session begins at 7:00 PM. There is an additional session, from 3:15 PM to 5:00 PM, on Fridays and the day preceding all major holidays. This session’s trade date will be dated for the following business day.

CBT – Electronic 6:30 PM – 6 AM CST; Pre-open Hours - Pre-open is the time in which orders can be entered, deleted and amended on electronic trading system, but trade matching does not take place. Pre-opening rotation runs 5:30 PM. to 6:35 PM for agricultural products with a special pre-open for agricultural futures only from 2:30 PM - 3:55 PM., 5:30 PM - 6:05 PM for financial products and 5:30 PM - 6:17 PM for equity products.

IPE – LCO: Except Monday morning/Sunday evening when the opening time is 00:00 London (local time), 19:00 New York (EST), 18:00 Chicago (CST).

LME – The LME generates information continually throughout the trading day via its three trading platforms – this data is invaluable to the financial and industrial sectors, as well as anyone wishing to monitor the daily activity of the world’s premier non-ferrous metal Exchange.

Access to Prices 24 Hours A Day. The London Metal Exchange operation allows brokers to trade internationally 24-hours a day via three trading platforms. Data is streamed directly to distributors live, in real time.

Ring Trading—During ring trading (11:45-17:00 London time), LME staff constantly input bid, ask and trade prices for the metal and plastics futures and options contracts which are broadcast live as trading occurs.

Inter Office Market – 24 hours a day, brokers are able to trade “inter-office” over the telephone, during which time contributing member firms input pre-trade indicative bid and ask prices for metal and plastics futures and options contracts. LME Select – Between 07:00 and 19:00 (London time), LME Member firms execute trades electronically for all LME contracts that are published directly via the LME Select feed to licensed distributors and Member firms

Source: ICE www.theice.com, NYMEX www.nymex.com, LME www.lme.co.uk, CBOT www.cbot.com, CME www.cme.com, and NYBOT www.NYBOT.com

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Who to call for questions:

Barclays Capital Inc. Front Office:

Team Line    (212) 412-5150            Redemption and block buys

Greg King, Todd Dilatush, Alejandra Fabrega

Barclays Capital Inc. Back Office:

Lolombahang Rai (973) 576-3464

Craig Ramirez (973) 576-3604

Roseann Tsandiotis (973) 576-3541

Email address for the Notice of Redemption: ipathredemptions@barclayscapital.com

Fax number for signed Confirmation of Redemption: 212-412-1232

Any issues with faxing should go to Barclays Capital’s back office

Barclays Capital Inc. iPath Lending Desk

Dominick Emmanuelli (212) 412-2915

Gregg Gluberman (212) 412-2190

iShares Product Management

Katie Waltemeyer	(415) 402-4619	Katie.Waltemeyer@barclaysglobal.com	Trading/market making questions

Matt Lewis	(415) 402-4921	Matthew.Lewis@barclaysglobal.com	Sr. Product Manager

Tony Kelly	(415) 402-4671	Tony.Kelly@barclaysglobal.com	Head of Product Management

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Email Format:

NOTICE OF REDEMPTION

To: ipathredemptions@barclayscapital.com

Subject: iPath Notice of Redemption, CUSIP No. [            ]

[BODY OF EMAIL]

Name of holder: [                                        ]

Number of Securities to be redeemed: [            ]

Applicable Valuation Date: Thursday, [            ], 20[    ]

Contact Name: [                                        ]

Telephone #: [                    ]

Acknowledgement: I acknowledge that the Securities specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the Securities are satisfied.

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

Fax Format

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax: 212-412-1232

Dear Sirs:

The undersigned holder of Barclays Bank PLC’s $ Medium-Term Notes, Series A, iPathSM Index- Linked Securities due                     , 2036 CUSIP No.                      redeemable for a cash amount based on the (Name of Index)                      (the “Securities”) hereby irrevocably elects to exercise, on the Redemption Date of                     , with respect to the number of Securities indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the Securities (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the Securities (specified below) to book a delivery vs. payment trade on the Valuation Date with respect to the number of Securities specified below at a price per Security equal to the applicable Weekly Redemption Value, facing Barclays Capital DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m. New York time on the Redemption Date.

Very truly yours, [NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of Securities surrendered for redemption:

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

(You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.)

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Crude Oil Total Return Index and Goldman Sachs Commodity Index are trademarks or servicemarks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman, Sachs & Co. other than in its capacity as a dealer of the Securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM”, and “Dow Jones – AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones – AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

© 2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3352-iP-0806

FOR BROKER-DEALER USE RELATING TO REDEMPTIONS